UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2011

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file Number 0001130713

OVERSTOCK.COM 401(k) PLAN

OVERSTOCK.COM, INC.

6350 South 3000 East

Salt Lake City, Utah  84121

OVERSTOCK.COM 401(k) PLAN

*           Other Schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Administrative Committee

Overstock.com 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Overstock.com 401(k) Plan (the Plan) as of December 31, 2011, and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2011 and supplemental Schedule H, Line 4a — Schedule of Delinquent Participant Contributions for the year ended December 31, 2011 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Salt Lake City, Utah

June 28, 2012

OVERSTOCK.COM

401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Assets:
Investments at fair value:
Mutual funds	$11,218,670	$8,513,101
Money market funds	2,685,300	2,363,834
Common stock of plan sponsor	1,485,954	3,417,519
Total investments	15,389,924	14,294,454
Receivables
Notes receivable from participants	364,401	—
Other receivables	25,283	—
Employer discretionary profit sharing contribution	—	589,812
Total receivables	389,684	589,812
Total assets	15,779,608	14,884,266
Liabilities:
Corrective distributions payable – excess employee contributions	95,263	92,938
Accrued expenses	25,518	9,602
Net assets available for benefits	$15,658,827	$14,781,726

See accompanying notes to financial statements.

OVERSTOCK.COM

401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

2011
Additions to net assets attributed to:
Investment income (loss)
Net depreciation in fair value of investments	$(2,462,359)
Interest and dividends	342,825
Total net investment loss	(2,119,534)
Interest income on notes receivable from participants	11,262
Contributions:
Participant	2,913,677
Employer discretionary matching contributions	1,099,476
Rollovers	211,650
Total contributions	4,224,803
Total additions	2,116,531
Deductions from net assets attributed to:
Benefits paid to participants	1,150,287
Administrative expenses	89,143
Total deductions	1,239,430
Net increase in net assets available for benefits	877,101
Net assets available for benefits:
Beginning of year	14,781,726
End of year	$15,658,827

See accompanying notes to the financial statements.

OVERSTOCK.COM

401(k) PLAN

Notes to Financial Statements

Note 1 - Plan Description

The following is a general description of the Overstock.com 401(k) Plan (the “Plan”). Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan which was originally adopted by Overstock.com, Inc. (the “Company” or “Plan Sponsor”) in 1998 and has been amended since that date. Participation in the Plan is open to all eligible employees of the Company (individually, a “Participant” and collectively, “Participants”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Trustee

The Plan has engaged Fidelity Management Trust Company (the “Trustee”) as Trustee to the Plan and all Plan assets are held in trust with the Trustee. The Plan has also engaged Fidelity Investments Institutional Operations Corporation, Inc. (the “Record Keeper”) which provides recordkeeping and administrative services to the Plan.

Eligibility

Employees are eligible to participate in the Plan, starting the beginning of the quarter following the employee’s meeting the following criteria: (1) six months of service; and (2) 21 years of age. Employees of acquired companies, who meet the eligibility requirements of the Plan, may participate immediately upon acquisition.

Contributions

Participants may contribute up to 60 percent of their annual compensation on a before tax basis, provided the amounts do not exceed the annual limit imposed by the Internal Revenue Service (the “IRS”). Such contributions are withheld by the Company from each Participant’s compensation and deposited with the Trustee to be applied to the appropriate fund in accordance with the Participant’s directives. The Company may contribute a discretionary matching percentage of these contributions subject to certain limitations. For the year ended December 31, 2011, the Company matched 50% of Participant contributions up to six percent of their annual compensation. Participants may elect to rollover amounts from other qualified plans into the Plan provided that certain conditions are met.

The Company may also make, at its sole discretion, an annual profit-sharing contribution. The Company did not make a profit-sharing contribution for the year ended December 31, 2011.

Participant Accounts

Separate accounts are valued daily and maintained for each Participant and each Participant’s account is credited with the Participant’s contribution, and an allocation of the Company’s matching contribution and discretionary profit-sharing contribution. Plan earnings are allocated to each Participant’s account in proportion to the average daily balance in each fund option. Once eligible, Participants may elect to have contributions invested or transferred to any one or any combination of the investment funds available at any time, including the common stock of the Plan Sponsor.

Vesting

Participants in the Plan are 100% vested at all times with respect to their own contributions to the Plan and the earnings thereon. With respect to Company discretionary matching and profit sharing contributions and earnings on those contributions, vesting is based on each Participant’s length of employment with the Company, with 20% vesting per year of service increasing to 100% vested at the end of the fifth year of service. Regardless of length of employment, a Participant will be 100% vested in Company discretionary matching and profit sharing contributions and earnings on those contributions if the Participant continues in employment with the Company until age 65, or if the Participant dies or becomes disabled while employed by the Company. Amounts contributed by the Company which are forfeited by Participants as a result of the Participants’ separation from service prior to becoming 100% vested may be used to first pay administrative expenses of the Plan, and then shall be applied to reduce contributions of the Company. As of December 31, 2011 and 2010, forfeited non-vested accounts totaled $448,492 and $351,056, respectively. For the year ended December 31, 2011, the Plan Sponsor allocated forfeited non-vested accounts to offset $89,143 of administrative expenses. No forfeited non-vested accounts were used to offset employer contributions for the year ended December 31, 2011.

Administration

The Plan is sponsored by the Company. Operating and administrative expenses incurred in the administration of the Plan are the responsibility of the Plan, unless assumed by the Company. During 2011, the Plan paid all record-keeping expenses, trustee expenses, administrative and operating expenses. The Company has no obligation to assume any Plan expenses in the future.

Distributions

Distributions from the Plan are available upon any of the following: (1) termination of employment with the Company; and (2) disability or death. The Participant (or the designated beneficiary) will receive a lump sum distribution equal to the vested value of the account or receive the vested value of the account in periodic installments, or transfer the vested value of the account to an Individual Retirement Account or other qualified retirement plan. Distributions from the Plan will normally be taxed as ordinary income for income tax purposes, unless the Participant (or the designated beneficiary) elects to rollover his or her distributions into an Individual Retirement Account or another qualified retirement plan. In addition, a Participant may withdraw an amount from his or her account attributable to the Participant’s own contributions to the Plan necessary to satisfy an immediate and heavy financial need of the Participant or, upon the attainment of age 59 ½, all or any portion of his or her vested account.

Notes Receivable from Participants

In January 2011, the Plan began to allow Participant loans. Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms may not exceed five years unless the loan is used to purchase a Participant’s principal residence, in which case repayment terms may not exceed ten years. The loans are secured by the balance in the Participant’s account and bear interest at a rate commensurate with local prevailing lending rates determined by the 401(k) Administrative Committee. A borrowing Participant pays principal and interest ratably through payroll deductions. Loans are due in full within 60 days of termination. Notes receivable from Participants as of December 31, 2011 bear interest at 5.25%. As of December 31, 2011, loan maturity dates range from February 2012 to January 2017.

Amendment and Termination of the Plan

The Company anticipates that the Plan will continue without interruption; however, the Company reserves the right to amend or terminate the Plan. No amendment or termination may deprive any Participant of rights accrued prior to the enactment of such amendment or termination. No amendment shall permit any part of the assets of the Plan to revert to the Company or be used or diverted for purposes other than for the exclusive benefit of the Participants. If the Plan should be terminated or partially terminated, the amount in each affected Participant’s account as of the date of such termination (after proper adjustment for all expenses, earnings and allocations) becomes fully vested and non-forfeitable. Such amounts are distributable by the Trustee to the Participants.

Excess Employee Contributions

Excess employee contributions represent contributions withheld from Participants in excess of IRC limitations that were refunded to Participants subsequent to year end. These amounts are recorded as a liability in the statement of net assets available for benefits.

Note 2 - Significant Accounting Policies

Method of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 2011 and 2010, and the reported amounts of additions to and deductions from net assets for the year ended December 31, 2011. Actual results could differ from those estimates.

Accounting Pronouncements Issued But Not Yet Adopted

In May 2011, the Financial Accounting Standards Board (the “FASB”) issued an accounting pronouncement related to fair value measurement (FASB ASC Topic 820), which amends current guidance to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. The amendments generally represent clarification of FASB ASC Topic 820, but also include instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. This pronouncement is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. We will adopt this pronouncement for our fiscal year beginning January 1, 2012. We do not expect this pronouncement to have a material effect on the statements of net assets available for benefits or the statement of changes in net assets available for benefits.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participant accounts, balances and the amounts reported in the statements of net assets available for benefits and changes in net assets available for benefits.

Investment Valuation

The Plan’s investments are stated at fair market value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes gain and losses on investments bought and sold as well as held during the year.

Contributions

Participant contributions are recorded in the period during which the Company makes payroll deductions from Participants’ compensation. Company matching contributions are recorded in the same period. Company profit sharing contributions, if any, are accrued in the period for which they are authorized and are deposited with the Trustee in the following year.

Notes Receivable from Participants

Notes receivable from Participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan Document.

Benefit Payments

Benefits are recorded when paid.

Subsequent Events

In May 2012, the 401(k) Administrative Committee approved the following amendments to be effective July 2012:

•                  to exclude equity compensation and miscellaneous compensation from the definition of eligible compensation,

•                  to remove the option to allow roll-overs of after-tax contributions into the Plan, and

•                  to increase the Participant contribution limit from 60% to 92% of eligible compensation.

Note 3 - Investments

Investments are valued at fair value as determined by an active market and consist of the following at December 31, 2011 and 2010:

	2011		2010
American Century Investments Income Investor Class	$271,435		$—
Cohen and Steers Realty	62		—
Eaton Vance Large-Cap Value Class A	3,091		—
Fidelity Asset Manager 40%	109		—
Fidelity Balanced Fund	47,414		—
Fidelity Blue Chip Growth	764,513		644,602
Fidelity Capital Appreciation	—		359,388
Fidelity Contrafund	1,595,637	*	890,640	*
Fidelity Diversified International	—		782,233	*
Fidelity Dividend Growth	358,153		314,176
Fidelity Equity Income	—		213,155
Fidelity Freedom 2000	69,840		48,786
Fidelity Freedom 2005	24,332		15,661
Fidelity Freedom 2010	155,788		120,276
Fidelity Freedom 2015	137,442		62,988
Fidelity Freedom 2020	235,629		205,210
Fidelity Freedom 2025	128,117		90,580
Fidelity Freedom 2030	373,237		259,797
Fidelity Freedom 2035	698,001		488,185
Fidelity Freedom 2040	621,183		332,231
Fidelity Freedom 2045	446,956		229,069
Fidelity Freedom 2050	440,648		276,083
Fidelity Freedom Income	65,072		63,149
Fidelity Intermediate Bond	—		678,966
Fidelity Low-Priced Stock	536,148		476,012
Fidelity Mid-Cap Stock	—		548,767
Fidelity Small-Cap Discovery	1,671		—
Fidelity Small-Cap Stock	384,283		381,613
Fidelity Strategic Income	1,921		—
Fidelity Value	—		499,029
Invesco High Yield Instutional Class	62,895		—
Janus Overseas	19,789		—
Morgan Stanley Institutional Mid-Cap Growth Class P	645,787		—
Oakmark International	821,363	*	—
Oppenheimer Developing Markets	116,158		—
PIMCO Total Return Administrative Class	915,641	*	—
Ridge Worth Mid-Cap Value Equity Class	514,217		—
Spartan Extended Market Index	184,784		150,990
Spartan Total Market Index	—		230,830
Spartan 500 U.S. Equity Index	555,592		150,685
TCW Small-Cap Growth	21,762		—
Total mutual funds	11,218,670		8,513,101
Fidelity Retirement Money Market	2,685,300	*	2,363,834	*
Company stock of plan sponsor	1,485,954	*	3,417,519	*
Total investments	$15,389,924		$14,294,454

*                  Represents 5% or more of investments in the Plan’s net assets at the indicated date.

During 2011, the Plan’s investments (including net gains and losses on investments bought, sold and held during the year) depreciated in value by $2,462,359 as follows:

2011
Company stock of plan sponsor	$(1,635,908)
Mutual funds	(826,451)
$(2,462,359)

Note 4 - Fair Value Measurements

FASB ASC Topic 820 emphasizes that fair value is a market-based measurement, not an entity specific measurement. Therefore, a fair value measurement should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering market participant assumptions in fair value measurements, FASB ASC Topic 820 establishes a fair value hierarchy, which prioritizes the inputs used in measuring fair values. The hierarchy gives the highest priority to Level 1 measurements and the lowest priority to Level 3 measurements. The three levels of the fair value hierarchy under FASB ASC Topic 820 are described as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The assets or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Assets and liabilities measured at fair value are based on one or more of the following three valuation techniques noted in ASU 2010-06:

A. Market approach: Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

B. Cost approach: Amount that would be required to replace the service capacity of an asset (replacement cost).

C. Income approach: Techniques to convert future amounts to a single present amount based upon market expectations (including present value techniques, option-pricing and excess earnings models).

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Mutual funds: Valued at the quoted net asset value (NAV) of shares held by the Plan at year-end.

Money market funds: Valued at the closing price reported on the active market on which the individual mutual funds are traded.

Common stock of Plan sponsor: Valued using the last reported sales prior to close of the Plan year.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables classify the investment assets measured at fair value by level within the fair value hierarchy as of December 31, 2011 and 2010:

	Balance at
	December 31,	Basis of Fair Value Measurements
	2011	Level 1	Level 2	Level 3	Technique
Mutual funds:
Index funds	$740,376	740,376			A
Balanced funds	3,717,124	3,717,124			A
Growth funds	5,782,634	5,782,634			A
Fixed income funds	978,536	978,536			A
Money market funds	2,685,300	2,685,300			A
Common stock of plan sponsor	1,485,954	1,485,954			A
	$15,389,924	15,389,924	—	—

	Balance at
	December 31,	Basis of Fair Value Measurements
	2010	Level 1	Level 2	Level 3	Technique
Mutual funds:
Index funds	$532,505	532,505			A
Balanced funds	2,691,044	2,691,044			A
Growth funds	4,610,586	4,610,586			A
Fixed income funds	678,966	678,966			A
Money market funds	2,363,834	2,363,834			A
Common stock of plan sponsor	3,417,519	3,417,519			A
	$14,294,454	14,294,454	—	—

Note 5 - Tax Status of the Plan

On March 31, 2008, the IRS issued an opinion letter stating that the volume submitter plan document adopted by the Plan, as then designed, qualifies under Section 401(a) of the Code.

The Plan sponsor identified certain operational issues with respect to the Plan and intends to file an application under the Voluntary Correction Program (“VCP”) to correct these defects. The Plan administrator believes that the final outcome of the VCP will not have a material effect on the Plan’s financial statements or any impact to the Plan’s qualified tax status. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there were no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2006.

Note 6 - Parties in Interest

Certain investments of the Plan are shares of funds managed by the Trustee. In addition, the Plan holds an investment in Overstock.com, Inc. common stock. These transactions are considered exempt party-in-interest transactions. Fees incurred by the Plan for investment management services totaled $89,143 for the year ended December 31, 2011.

Note 7 - Reconciliation of the Financial Statements and Schedule H of Form 5500

The following is a reconciliation of net assets available for benefits as reported in the financial statements to the Form 5500:

	2011	2010
Net assets available for benefits as reported in the financial statements	$15,658,827	$14,781,726
Plus corrective distributions payable	95,263	92,938
Plus accrued expenses	25,518	9,602
Less discretionary profit sharing contribution	—	(589,812)
Net assets available for benefits as reported in the Form 5500	$15,779,608	$14,294,454

The following is a reconciliation of the statement of changes of net assets available for benefits as reported in the financial statements to the Form 5500 as of December 31, 2011:

2011
Contributions as reported in the financial statements	$4,224,803
Plus discretionary profit sharing contribution receivable at December 31, 2010	589,812
Less corrective distributions payable at December 31, 2010	(92,938)
Plus corrective distributions payable at December 31, 2011	95,263
Contributions as reported in the Form 5500	$4,816,940
Deductions as reported in the financial statements	$1,239,430
Plus accrued expenses at December 31, 2010	9,602
Less accrued expenses at December 31, 2011	(25,518)
Deductions as reported in the Form 5500	$1,223,514

Note 8 – Delinquent Participant Contributions

During 2011 and 2010, the Company remitted certain Participant contributions to the Trustee after the timeframe required by the Department of Labor regulations. In addition, the Company will pay an amount to the Trustee to reflect foregone earnings that would have been credited to Participants’ accounts if the delinquent remittances had been made on a timely basis. Such amounts are not material to the Plan’s financial statements.

SUPPLEMENTAL SCHEDULE

OVERSTOCK.COM

401(k) PLAN

Employer Identification Number 87-0634302

Plan Number 001

Schedule H, line 4(i); Schedule of Assets (Held at End of Year)

December 31, 2011

		(c)
	(b)	Description of investment
	Identity of issue,	including maturity date, rate
	borrower, lessor or	of interest, collateral, par or	(d)	(e)
(a)	similar party	maturity value	Cost	Current value
	American Century Investment	American Century Investments Income Investor Class	$ ***	271,435
	Cohen and Steers Capital	Cohen and Steers Realty	***	62
	Boston Management and Research	Eaton Vance Large-Cap Value Class A	***	3,091
*	Fidelity	Fidelity Asset Manager 40%	***	109
*	Fidelity	Fidelity Balanced Fund	***	47,414
*	Fidelity	Fidelity Blue Chip Growth	***	764,513
*	Fidelity	Fidelity Contrafund	***	1,595,637
*	Fidelity	Fidelity Dividend Growth	***	358,153
*	Fidelity	Fidelity Freedom 2000	***	69,840
*	Fidelity	Fidelity Freedom 2005	***	24,332
*	Fidelity	Fidelity Freedom 2010	***	155,788
*	Fidelity	Fidelity Freedom 2015	***	137,442
*	Fidelity	Fidelity Freedom 2020	***	235,629
*	Fidelity	Fidelity Freedom 2025	***	128,117
*	Fidelity	Fidelity Freedom 2030	***	373,237
*	Fidelity	Fidelity Freedom 2035	***	698,001
*	Fidelity	Fidelity Freedom 2040	***	621,183
*	Fidelity	Fidelity Freedom 2045	***	446,956
*	Fidelity	Fidelity Freedom 2050	***	440,648
*	Fidelity	Fidelity Freedom Income	***	65,072
*	Fidelity	Fidelity Low-Priced Stock	***	536,148
*	Fidelity	Fidelity Small-Cap Discovery	***	1,671
*	Fidelity	Fidelity Small-Cap Stock	***	384,283
*	Fidelity	Fidelity Strategic Income	***	1,921
	Invesco Advisers	Invesco High Yield Instutional Class	***	62,895
	Janus Capital Management	Janus Overseas	***	19,789
	Morgan Stanley Investment	Morgan Stanley Institutional Mid-Cap Growth Class P	***	645,787
	Harris Associates	Oakmark International	***	821,363
	Oppenheimer Funds	Oppenheimer Developing Markets	***	116,158
	Pacific Investment Management	PIMCO Total Return Administrative Class	***	915,641
	Ridge Worth Investments	Ridge Worth Mid-Cap Value Equity Class	***	514,217
*	Fidelity	Spartan Extended Market Index	***	184,784
*	Fidelity	Spartan 500 U.S. Equity Index	***	555,592
	TCW Investment Management	TCW Small-Cap Growth	***	21,762
*	Fidelity	Fidelity Retirement Money Market	***	2,685,300
**	Overstock.com, Inc.	Common stock of plan sponsor	***	1,485,954
*	Various participants	Loans to participants, interest rate of 5.25% maturing through 2017	*	364,401
				$15,754,325

*	Indicates a party-in-interest to the Plan for which statutory exemptions exist.
**	Investment qualifies as a party-in-interest to the Plan.
***	Investments are participant-directed, therefore disclosure of cost is not required.

See accompanying report of independent registered accounting firm

SUPPLEMENTAL SCHEDULE

OVERSTOCK.COM

401(k) PLAN

Employer Identification Number 87-0634302

Plan Number 001

Schedule H, line 4(a); Schedule of Delinquent Participant Contributions

Year Ended December 31, 2011

Participant
Contributions
Transferred Late to
Plan *	Total that Constitutes Nonexempt Prohibited Transactions
Check here if Late
Participant Loan				Total Fully
Repayments are		Contributions	Contributions	Corrected Under
included:	Contributions Not	Corrected Outside	Pending Correction	VFCP and PTE
☒	Corrected	VFCP	in VFCP	2002-51
$1,076,876	$524,645	$552,231	—	—

See accompanying report of independent registered accounting firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934 the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OVERSTOCK.COM 401(k) PLAN

Date: June 28, 2012	By:	/s/ Stephen J. Chesnut
Stephen J. Chesnut
Title: Senior Vice President, Finance and Risk Management
(principal financial officer)